# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OnKure Therapeutics Inc., CIK 0001637715
CUSIP: 68277Q105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6707 Winchester Circle, Suite 400, Boulder, Colorado (CO), 80301
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000017018

## Reporting persons
- Cantor Fitzgerald Securities: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 669,539; sole dispositive power 0; shared dispositive power 669,539; aggregate amount beneficially owned 669,539 (5.2% of the class)
  Comment: * N/A
- Cantor Fitzgerald & Co.: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 669,539; sole dispositive power 0; shared dispositive power 669,539; aggregate amount beneficially owned 669,539 (5.2% of the class)
  Comment: * N/A
- Cantor Fitzgerald, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 669,539; sole dispositive power 0; shared dispositive power 669,539; aggregate amount beneficially owned 669,539 (5.2% of the class)
  Comment: * N/A
- CF Group Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 669,539; sole dispositive power 0; shared dispositive power 669,539; aggregate amount beneficially owned 669,539 (5.2% of the class)
  Comment: * N/A

## Item 1. Issuer
Name of issuer: OnKure Therapeutics Inc.
Address of issuer's principal executive offices: 6707 Winchester Circle, Suite 400 Boulder, CO 80301

## Item 2. Person Filing
Name of person filing: Cantor Fitzgerald & Co., Cantor Fitzgerald Securities, Cantor Fitzgerald, L.P., CF Group Management and Inc. (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence:
110 East 59th Street
New York, New York 10022
Citizenship: Cantor Fitzgerald & Co. is a general partnership formed in New York, Cantor Fitzgerald Securities is a general partnership formed in New York, Cantor Fitzgerald, L.P. is a Delaware limited partnership, CF Group Management, Inc. is a New York corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of June 30, 2025, the Reporting Persons may be deemed to beneficially own an aggregate of 669,539 shares of Class A Common Stock, par value $0.0001 per share ("Common Stock") of OnKure Therapeutics, Inc. (the "Issuer"), representing 5.2% of the Issuer's outstanding Common Stock.

The percentage of the Common Stock held by the Reporting Persons is based on 12,823,872 shares of Common Stock outstanding as of May 5, 2025 as reported in the Issuer's Form 10-Q for the fiscal quarter ended March 31, 2025 filed with the Securities and Exchange Commission on May 6, 2025.

Cantor Fitzgerald & Co. ("CF&Co.") is the record holder of certain of the securities reported herein.

Cantor Fitzgerald Securities ("CFS") controls the managing general partner of CF&CO. Cantor Fitzgerald, L.P. ("CFLP") indirectly controls each of CFS and CF&CO. CFLP is controlled by CF Group Management, Inc. ("CFGM"), its managing general partner. As such, each of CFS, CFLP and CFGM may be deemed to have beneficial ownership of the securities directly held by CF&CO. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. On May 16, 2025, Howard W. Lutnick, in his capacity as trustee of a trust, entered into agreements to sell to trusts controlled by Brandon G. Lutnick all of the voting shares of CFGM. Following the closing of the transactions contemplated by such agreements, Brandon G. Lutnick will be deemed to have voting or dispositive power over the Common Stock held by CFGM. The closings of the transactions contemplated by such agreements are subject to the satisfaction of customary closing conditions, including receipt of required regulatory approvals. The transactions described herein follow Howard W. Lutnick's agreement to divest his interests in CFLP to comply with U.S. government ethics rules in connection with his appointment as the U.S. Secretary of Commerce.
Percent of class: See response to Item 11 on each cover page.
Sole power to vote or to direct the vote: See response to Item 5 on each cover page.
Shared power to vote or to direct the vote: See response to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit No. Description
99.1 Joint Filing Agreement, dated as of August 14, 2025, by and among the Reporting Persons

## Signatures
- Cantor Fitzgerald Securities: /s/ Pascal Bandelier, Pascal Bandelier/Co-Chief Executive Officer (08/14/2025)
- Cantor Fitzgerald & Co.: /s/ Pascal Bandelier, Pascal Bandelier/Co-Chief Executive Officer (08/14/2025)
- Cantor Fitzgerald, L.P.: /s/ Brandon Lutnick, Brandon Lutnick/Chairman & Chief Executive Officer (08/14/2025)
- CF Group Management, Inc.: /s/ Brandon Lutnick, Brandon Lutnick/Chairman & Chief Executive Officer (08/14/2025)